UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

RETEK INC.
(Name of Subject Company)

     RUBY MERGER CORP.
ORACLE CORPORATION
 (Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

76128Q109
(Cusip Number of Class of Securities)

Daniel Cooperman
Senior Vice President, General Counsel and Secretary
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065
Telephone: (650) 506-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

     Copies to:
William M. Kelly
Martin A. Wellington
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee

$679,632,267	$79,993

* Estimated for purposes of calculating the amount of filing fee only. This amount is based upon (a) an estimate of the maximum number of shares to be purchased pursuant to the Offer and (b) the price offered per share.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$63,994	Filing Party:	Oracle Corporation and Ruby Merger Corp.

Form or Registration No.:	Schedule TO	Date Filed:	March 9, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9, and Item 11.

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on March 9, 2005 by Oracle Corporation, a Delaware corporation (“Parent”), and Ruby Merger Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Retek Inc., a Delaware corporation (the “Company”), at $11.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 9, 2005, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

     The price per Share to be paid pursuant to the Offer has been increased from $9.00 net per Share to $11.25 net per Share in cash. The full text of the press release issued by Parent on March 17, 2005, announcing the increased offer price is filed herewith as Exhibit (a)(5)(vi).

     All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to the offer price of “$9.00” per Share are hereby amended and restated to refer to “$11.25” per Share.

     All references in the Offer to Purchaser and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to the “Agreement and Plan of Merger dated February 28, 2005 by and among SAP America, Inc., Sapphire Expansion Corporation” are hereby amended and restated to refer to the “Agreement and Plan of Merger dated February 28, 2005, as amended by the Amendment dated March 16, 2005, by and among SAP America, Inc., Sapphire Expansion Corporation”.

      The Offer to Purchase is further amended as follows:

     The references to “$467,431,902” in (a) the response to the question “Do you have the financial resources to pay for the shares?” in the Summary Term Sheet of the Offer to Purchase and (b) the first paragraph in Section 10 (“Source and Amount of Funds”) of the Offer to Purchase are hereby amended and restated to refer to “$584,289,878”.

     The following is hereby inserted after the first paragraph in the Summary Term Sheet of the Offer to Purchase and before the question “Who is offering to buy my shares?”:

“Why is the Offer to Purchase and the Letter of Transmittal being amended?

     We are amending our offer to buy your shares of Retek to increase the offer price from $9.00 per share in cash to $11.25 per share in cash. We have amended the Offer to Purchase and the Letter of Transmittal to reflect the increased offer price.

If I already tendered my shares in the original offer, do I have to do anything now?

     No. Shares previously tendered pursuant to the original Offer to Purchase and the Letter of Transmittal and not withdrawn constitute valid tenders for purposes of the offer as amended. Stockholders who have validly tendered and not withdrawn their shares are not required to take any further action with respect to such shares in order to receive the offer price if shares are accepted for payment and paid for by us pursuant to the offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. See “Introduction” and “The Offer—Section 3”.”

     The response to the question “What is the market value of my shares as of a recent date?” in the Summary Term Sheet is hereby deleted in its entirety and replaced with the following:

     “On March 8, 2005, the last full trading day before the announcement of our intention to commence the offer, the last reported sales price of Retek common stock reported on the Nasdaq National Market was $8.59 per share. On March 16, 2005, the last full trading day before the announcement of our amended offer, the last reported sales price of Retek common stock reported on the Nasdaq National Market was $11.65 per share. Please obtain a recent quotation for your shares prior to deciding whether or not to tender.”

     The following is hereby inserted (1) after the third paragraph and before the fourth paragraph in “Introduction” of the Offer to Purchase and (2) after the third paragraph and before the fourth paragraph in Section 3 (“Procedure for Tendering Shares”) of the Offer to Purchase:

     “Although the Letter of Transmittal refers to the original Offer to Purchase, stockholders using such document to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer as amended and will receive the offer price of $11.25 per Share if Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer.

     Shares previously tendered pursuant to the original Offer to Purchase and the Letter of Transmittal and not withdrawn constitute valid tenders for purposes of the Offer as amended. Stockholders who have validly tendered and not withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the offer price of $11.25 if Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. See “The Offer — Section 3”.”

     The final line in the tables in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchaser is hereby deleted in its entirety and replaced with the following:

“First Quarter (through March 17, 2005)...................................... 11.88      5.08”

     The third paragraph in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchaser is hereby deleted in its entirety and replaced with the following:

     “On March 8, 2005, the last full trading day before the announcement of our intention to commence the Offer, the last reported sales price of the Shares reported on Nasdaq was $8.59 per share. On March 17, 2005, the last full trading day before the announcement of the Offer, as amended, the last reported sales price of the Shares reported on Nasdaq was $11.65 per share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.”

     The following is hereby inserted after the final paragraph in “Background of the Offer” and before “The Oracle Merger Agreement”, each in Section 11 (“Background of the Offer; The Oracle Merger Agreement”) of the Offer to Purchase:

     “On March 17, 2005, the Company announced that SAP AG raised its offer price to $11.00 per Share and that the SAP Merger Agreement had been amended to, among other things, reflect such offer price.

     On the same date, immediately preceding Parent’s issuance of a press release announcing that the offer price for the Offer had been increased to $11.25 per Share, counsel to Parent delivered to counsel to the Company a revised form of merger agreement reflecting the amended Offer.”

     The first paragraph in “The Oracle Merger Agreement” in Section 11 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

     “It is a condition to the Offer that the Company enter into a merger agreement with Parent and the Purchaser. In connection with this Offer and Parent’s proposed acquisition of the Company, counsel to Parent delivered to counsel to the Company on March 17, 2005 a form of Agreement and Plan of Merger that Parent is prepared to sign (the “Oracle Merger Agreement”), the terms of which are summarized below.”

     The reference to “$15 million” in the fourteenth paragraph in “The Oracle Merger Agreement” in Section 11 of the Offer to Purchase is hereby amended and restated to refer to “$25 million”.

     The reference to “Harry L. You” and all corresponding information set forth opposite such reference in “Directors and Executive Officers of Parent” in Schedule I (“Directors and Executive Officers of Parent and the Purchaser”) to the Offer to Purchase is hereby deleted in its entirety.

     All information set forth opposite the reference to “Safra Catz” in “Directors and Executive Officers of Parent” in Schedule I (“Directors and Executive Officers of Parent and the Purchaser”) to the Offer to Purchase (other than the reference to “43”) is hereby deleted in its entirety and replaced with the following:

“Ms. Catz has served as a director since October 2001. She has been a President since January 2004. She has been interim Chief Financial Officer since March 2005. She served as an Executive Vice President from November 1999 to January 2004 and served as a Senior Vice President between April 1999 and October 1999. Prior to joining Parent, Ms. Catz was employed by Donaldson, Lufkin & Jenrette, a global investment bank, where she was a Managing Director from February 1997 to March 1999.”

     All information set forth opposite the reference to “Safra Catz” in “Directors and Executive Officers of the Purchaser” in Schedule I (“Directors and Executive Officers of Parent and the Purchaser”) to the Offer to Purchase (other than the reference to “43”) is hereby deleted in its entirety and replaced with the following:

“Ms. Catz has been the Chief Financial Officer and Treasurer of the Purchaser since March 2005. She has been a director of the Purchaser since March 2005. She has served as a director of Parent since October 2001. She has served as President of Parent since January 2004. She has served as interim Chief Financial Officer of Parent since March 2005. She was an Executive Vice President of Parent from November 1999 to January 2004 and served as a Senior Vice President between April 1999 and October 1999. Prior to joining Parent, Ms. Catz was employed by Donaldson, Lufkin & Jenrette, a global investment bank, where she was a Managing Director from February 1997 to March 1999.”

Item 10. Financial Statements.

      Not applicable.

Item 12. Exhibits.

      Item 12 is hereby amended and supplemented by adding the following exhibits:

“(a)(5)(vi)	Text of press release issued by Parent dated March 17, 2005.

(d)(1)(ii)	Form of Agreement and Plan of Merger by and among Parent, the Purchaser and the Company delivered to counsel to the Company on March 17, 2005.”

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2005

ORACLE CORPORATION

By:	/s/ Safra Catz

	Name:	/s/ Safra Catz
	Title:	President

RUBY MERGER CORP.

By:	/s/ Safra Catz

	Name:	/s/ Safra Catz
	Title:	Chief Financial Officer and Treasurer

EXHIBIT INDEX
Index No.

(a)(5)(vi)	Text of press release issued by Parent dated March 17, 2005.

(d)(1)(ii)	Form of Agreement and Plan of Merger by and among Parent, the Purchaser and the Company delivered to counsel to the Company March 17, 2005.